UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Westway Group, Inc. (formerly Shermen WSC Acquisition Corp.)

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

96169B 100

(CUSIP Number)

Francis P. Jenkins, Jr.

The Shermen Group

230 Park Avenue, Suite 1000

New York, NY 10169

Telephone: (212) 300-0020

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid or OMB control number.

CUSIP No. 96169B 100

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Francis P. Jenkins, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO*

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable

	8	Shared Voting Power 540,000**

	9	Sole Dispositive Power Not applicable

	10	Shared Dispositive Power 540,000**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 540,000**

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percentage of Class Represented by Amount in Row (11) 4.19%

14	Type of Reporting Person (See Instructions) IN

* See Item 3.

** See Items 2 and 5.

CUSIP No. 96169B 100

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Shermen WSC Holding LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC*

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable

	8	Shared Voting Power 540,000**

	9	Sole Dispositive Power Not applicable

	10	Shared Dispositive Power 540,000**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 540,000**

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percentage of Class Represented by Amount in Row (11) 4.19%

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

* See Item 3.

** See Items 2 and 5.

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D relates to the Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”), of Westway Group, Inc. (formerly Shermen WSC Acquisition Corp.), a Delaware corporation (the “Issuer”) and amends the Schedule 13D filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission on June 14, 2007. The address of the principal executive offices of the Issuer is 365 Canal Street, Suite 2900, New Orleans, Louisiana 70130.

Item 2.	Identity and Background

This statement is filed jointly by Francis P. Jenkins, Jr. and Shermen WSC Holding LLC (“Shermen” and, together with Mr. Jenkins, the “Reporting Persons”).

The principal business of Shermen is investing in the Class A Common Stock of the Issuer and the Founder Warrants (as defined in Item 5 below) of the Issuer. Mr. Jenkins is the managing member of Shermen Capital Partners, LLC, the managing member of Shermen, has broad discretionary power over the management of Shermen and has the sole voting and dispositive power with respect to Shermen’s investments in the Issuer. In addition, Mr. Jenkins is a member of the board of directors of the Issuer.

Mr. Jenkins is a citizen of the United States of America. Shermen is a Delaware limited liability company. The business address of the Reporting Persons is c/o The Shermen Group, 230 Park Avenue, Suite 1000, New York, New York 10169.

During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person identified in response to this Item 2, have been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable in that the transaction involved the disposition of, and not the acquisition of, securities.

Item 4.	Purpose of Transaction
Not applicable in that the transaction involved the disposition of, and not the acquisition of, securities.

Item 5.	Interest in Securities of the Issuer

As of the date of this statement, Shermen may be deemed to be the beneficial owner of an aggregate of 540,000 shares of Class A Common Stock of the Issuer, which represents approximately 4.19% of the Class A Common Stock of the Issuer outstanding as of the date of this statement. While Shermen is the record owner of these securities, Mr. Jenkins has all the voting and dispositive power over securities owned by Shermen. Accordingly, Shermen disclaims any beneficial ownership of such securities.

As of the date of this statement, Mr. Jenkins may be deemed to be the beneficial owner of an aggregate of 540,000 shares of Class A Common Stock of the Issuer, which represents approximately 4.19% of Class A Common Stock of the Issuer outstanding as of the date of this statement. While Shermen is the record owner of these securities, Mr. Jenkins has all the voting and dispositive power over securities owned by Shermen.

All percentages set forth in this statement are based upon the Issuer’s reported 12,879,033 outstanding shares of Class A Common Stock as reported on the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 2, 2009.

The following transactions in Class A Common Stock were effected by the Reporting Persons during the sixty days preceding the date of this statement:

•                  pursuant to the Agreement, dated May 22, 2009 (the “Dorset Agreement”), between Shermen and Dorset Management Corporation (“Dorset”), Shermen agreed to transfer 857,142 shares of Class A Common Stock of the Issuer held by it to certain funds managed by Dorset upon the release of those shares from escrow under a stock escrow agreement entered into by Shermen in connection with the Issuer’s initial public offering in exchange for Dorset’s agreement to purchase shares of the Issuer’s common stock and vote such shares in favor of the matters voted on at the Issuer’s annual meeting held on May 26, 2009; and

•                  pursuant to the Letter Agreement, dated May 26, 2009 (the “Letter Agreement”), between the Issuer, Shermen, Terminal Merger Sub LLC, Feed Merger Sub LLC, ED&F Man Holdings Limited, Westway Holdings Corporation, Westway Terminal Company Inc. and Westway Feed Products, Inc., Shermen agreed to surrender to the Issuer 3,266,608 shares of Class A Common Stock of the Issuer, of which 1,000,000 shares are deposited in escrow to be released upon the achievement by the Issuer of earnings and share price targets.

The share ownership data in this Item 5 does not include the following:

•                  warrants to purchase 3,814,286 shares of Class A Common Stock of the Issuer exercisable within 60 days of June 1, 2009 (the “Founder Warrants);

•                  857,142 shares of Class A Common Stock of the Issuer currently held in escrow, which Shermen agreed to transfer to certain funds managed by Dorset  pursuant to the Dorset Agreement upon the release of those shares from escrow; and

•                  1,000,000 shares of Class A Common Stock of the Issuer currently held in escrow, which Shermen agreed to surrender to the Issuer pursuant to the Letter Agreement upon the release of those shares from escrow.

If the Founder Warrants described above were included, Mr. Jenkins would beneficially own 26.1% of the outstanding Class A Common Stock of the Issuer, which reflects the inclusion of the shares underlying such warrants in the number of shares outstanding for the purpose of such calculation.

Item 6.	Contracts, Arrangement, Understanding or Relationships with Respect to Securities of the Issuer
Reference is made to the disclosure set forth in Items 3, 4 and 5 of this statement, which disclosure is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

1.               Joint Filing Agreement, dated as of June 1, 2009, between Francis P. Jenkins, Jr. and Shermen WSC Holding LLC (previously filed as Exhibit 1 to the Schedule 13D filed on June 14, 2007).

2.               Agreement, dated May 22, 2009, between Shermen WSC Holding LLC and Dorset Management Corporation.

3.               Letter Agreement, dated May 26, 2009, between the Westway Group, Inc., Shermen WSC Holding LLC, Terminal Merger Sub LLC, Feed Merger Sub LLC, ED&F Man Holdings Limited, Westway Holdings Corporation, Westway Terminal Company Inc. and Westway Feed Products, Inc.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

/s/ Francis P. Jenkins, Jr.
Dated: June 3, 2009	Francis P. Jenkins, Jr.

SHERMEN WSC HOLDING LLC

By: Shermen Capital Partners, LLC, its Managing Member

	By:	/s/ Francis P. Jenkins, Jr.
Name: Francis P. Jenkins, Jr.
Dated: June 3, 2009		Title: Managing Member

INDEX OF EXHIBITS

1.               Joint Filing Agreement, dated as of June 1, 2009, between Francis P. Jenkins, Jr. and Shermen WSC Holding LLC (previously filed as Exhibit 1 to the Schedule 13D filed on June 14, 2007).

2.               Agreement, dated May 22, 2009, between Shermen WSC Holding LLC and Dorset Management Corporation.

3.               Letter Agreement, dated May 26, 2009, between the Westway Group, Inc., Shermen WSC Holding LLC, Terminal Merger Sub LLC, Feed Merger Sub LLC, ED&F Man Holdings Limited, Westway Holdings Corporation, Westway Terminal Company Inc. and Westway Feed Products, Inc.